Exhibit 99.99

BITZERO HOLDINGS INC.

(FORMERLY WBM CAPITAL CORP.)

Interim Condensed Consolidated Financial Statements

For the three and six-month

periods ended March 31, 2026 and March 31, 2025

(expressed in United States Dollars, unless otherwise stated)

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.) Table of Contents As at March 31, 2026 and September 30, 2025 (Unaudited – Expressed in United States Dollars, unless otherwise noted)

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	3

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7-44

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Interim condensed consolidated statement of financial position
For the three and six-month periods ended March 31, 2026 and March 31, 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

		For the 3	For the 6	For the 3	For the 6
		months ended	months ended	months ended	months ended
	Note	2026	2026	2025	2025
			$	$	$

Revenue from digital assets mined	6	5,320,574	12,816,312	6,082,739	11,009,110
Direct costs	7	(4,749,188)	(11,582,691)	(5,996,666)	(12,059,469)
		571,386	1,233,621	86,073	(1,050,359)
		—
Administrative expenses	8	1,603,745	2,753,624	1,040,255	2,326,351
Finance costs	9	2,325,242	6,243,885	141,900	269,420
Marketing expenses	10	434,843	885,856	187,858	463,067
		4,363,830	9,883,365	1,370,013	3,058,838
		—
Operating loss before other items		(3,792,444)	(8,649,744)	(1,283,940)	(4,109,197)
		—
Share-based expenses	11	2,355,954	15,076,282	4,450,000	4,500,000
Foreign exchange (gain) loss		(888,501)	(1,735,306)	(3,117,359)	1,406,704
Realized loss on disposal of assets		49,847	49,847	—	—
Realized loss (gain) from sale of digital currency	12	212,366	233,664	163,732	(1,122,698)
Revalution loss (gains) JGB loan	21(c)	(1,213,796)	(3,820,650)	—	—
Revalution loss (gains) on warrants and convertible debt	21(d)	—	655,041	—	—
Loss on contract settlement		—	—	(1,982,488)	(1,932,048)
Realized loss from sale of options		65,500	65,500	—	—
Gain on derivative financial instruments	21(c),21(d)	(629,968)	(6,671,823)	—	—
		191,243	3,852,555	(486,115)	2,851,958
		—
Loss before income taxes		(3,983,687)	(12,502,299)	(797,825)	(6,961,155)
		—
Income tax	13	—	—		—
Net loss		(3,983,687)	(12,502,299)	(797,825)	(6,961,155)
		—
Revaluation loss (gains) on digital currency	12	659,647	987,908	54,747	(1,006,655)
Revaluation (gains) on options		(138,930)	(138,930)	—	—
(Gain) loss on translation of foreign operations		(400,235)	(716,320)	(1,667,144)	(201,392)
		120,482	132,658	(1,612,397)	(1,208,047)
		—
Total comprehensive loss		(4,104,169)	(12,634,957)	814,572	(5,753,108)

Loss per share
Basic	15	(0.08)	(0.25)	(0.02)	(0.19)
Diluted	15	(0.08)	(0.25)	(0.02)	(0.19)

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.) Table of Contents As at March 31, 2026 and September 30, 2025 (Unaudited – Expressed in United States Dollars, unless otherwise noted)

		March 31,	September 30,
	Note	2026	2025
		$	$
ASSETS
Non-current
Property, plant and equipment	18	27,057,987	28,556,661
Construction in progress	16, 18	7,777,351	3,377,689
Right-of-use assets	19	2,049,391	—
Restricted cash	21(c)	2,000,000	2,000,000
Prepaids and deposits, non-current portion	23	1,605,424	1,590,551
		40,490,153	35,524,901
Current
Indirect taxes recoverable	17	141,252	534,992
Prepaids and deposits	23	6,528,425	72,035
Derivative financial asset		1,571,516	—
Accounts receivable	22	—	380,093
Digital currency	12	3,912,657	753,211
Cash held in trust		2,359,266	2,973,500
Cash and cash equivalents		832,680	2,501,986
		15,345,796	7,215,817

TOTAL ASSETS		55,835,949	42,740,718

EQUITY AND LIABILITIES
Equity
Share capital	23	118,230,956	101,014,316
Contributed surplus	12,21(c),21(d)	6,360,504	6,840,775
Debenture reserve	20(c)	7,402,853	54,733
Accumulated other comprehensive loss		(13,611,943)	(13,479,285)
Accumulated losses		(94,082,127)	(81,579,828)
Total equity		24,300,243	12,850,711

Non-current liabilities
Settlement liability, non-current portion	21(a)	986,014	1,641,501
Loans payable, non-current portion	21(c)	3,317,593	14,682,013
Convertible promissory note	21(d)	2,647,635	—
		6,951,242	16,323,514
Current liabilities
Accounts and other payables	20(a),21(a)	9,638,278	7,309,701
Contingent consideration payable	14	1,760,547	1,760,547
Settlement liability, current portion	21(a)	1,217,599	1,222,364
Loans payable, current portion	21(c)	2,971,085	1,554,867
Lease liability, current portion	21(b)	1,892,265	—
Related party advances	20(a)	152,203	150,794
Convertible debentures	20(c)	1,692,586	1,568,220
Derivative liability	21(c),21(d),21(e)	5,259,901	—
		24,584,464	13,566,493

Total liabilities		31,535,706	29,890,007

TOTAL EQUITY AND LIABILITIES		55,835,949	42,740,718

GOING CONCERN	2(b)
CONTINGENT LIABILITIES	25
SUBSEQUENT EVENTS	28

APPROVED ON BEHALF OF THE BOARD

Mohammed Salah S. Bakhashwain	Giovanni Gaudenzi

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Interim condensed consolidated statement of changes in shareholders’ equity
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

					Accumulated
					other comp-
		Share	Contributed	Debenture	rehensive	Accumulated	Total
	Note	capital	surplus	reserve	loss	losses	equity
		$	$	$	$	$	$

Balance at September 30, 2024		81,662,446	8,193,421	54,733	(11,054,084)	(65,031,486)	13,825,030

Subscriptions	24(a)	4,703,000	—	—	—	—	4,703,000
Exercised RSUs	11(a)	3,781,144	(3,781,144)	—	—	—	—
Share based expenses	11	50,000	4,450,000	—	—	—	4,500,000
Total comprehensive loss for the year		—	—	—	(1,208,047)	(6,961,155)	(8,169,202)
Balance, at March 31, 2025		90,196,590	8,862,277	54,733	(12,262,131)	(71,992,641)	14,858,828

Balance, at September 30, 2025		101,014,316	6,840,775	54,733	(13,479,285)	(81,579,828)	12,850,711
Share based expenses	11, 20(a)	—	15,076,282	—	—	—	15,076,282
Exercised RSUs	11, 24(b)	14,701,711	(14,701,711)	—	—	—	—
Exercised warrants	24(d)	842,852	—	—	—	—	842,852
Exercised convertible debt	20(d)	209,486	—	—	—	—	209,486
Shares issued for services	11, 24(b)	854,884	(854,842)	—	—	—	42
Subscriptions	24(a)	607,707	—	—	—	—	607,707
Conversion options	20(c),20(d),23(d)	—	—	7,348,120	—	—	7,348,120
Total comprehensive loss for the year		—	—	—	(132,658)	(12,502,299)	(12,634,957)
Balance, at March 31, 2026		118,230,956	6,360,504	7,402,853	(13,611,943)	(94,082,127)	24,300,243

The accompanying notes form an integral part of these consolidated financial statements	Page 5 of 44

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Interim condensed consolidated statement of cash flows
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

	For the 6 months	For the 6 months
	ended	ended
	31-Mar-26	31-Mar-25
	$	$

CASH FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period	(12,502,299)	(6,961,155)
Adjustment for non-cash items:
Share-based expenses	15,076,282	4,500,000
Depreciation of property, plant and equipment	4,810,589	5,128,162
Amortization of right-of-use assets	1,866,641	214,642
Shares issued for services rendered	43	—
Interest on long-term debt	2,260,301	—
Interest on settlement liability	142,378	60,659
Interest on convertible debt	124,366	83,777
Interest on lease liability	(19,225)	72,172
Payment of non-cash considerations	—	150,000
Gain on contract settlement	—	(1,932,048)
Operating cash flow before changes in non-cash working capital	11,759,075	1,316,209

Adjustment for non-cash working capital:
Indirect taxes recoverable	393,740	(11,116)
Prepaids and deposits	(6,471,263)	(1,558,319)
Accounts receivable	380,093	(845,109)
Supplemental liability non-cash investing	(3,916,032)	—
Digital currencies	(12,699,225)	(11,427,836)
Accounts and other payables	2,328,577	881,680
Settlement liability	—	(458,000)
	(8,225,035)	(12,102,491)

CASH (USED IN) FROM INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(6,884,088)	(8,075,449)
Proceeds on sale of digital assets	8,551,871	12,778,802
Purchase of derivative assets	(1,432,587)	—
	235,196	4,703,353

CASH FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	607,707	6,703,000
Payment of settlement liability	(900,000)	—
Repayment on long term debt	(1,400,000)	—
Loan proceeds received, net	7,155,630	—
Advance (repayment) of related party balances	1,409	142,905
Repayment of lease liability	(2,004,542)	—
Cash interest paid	(1,749,544)	—
Convertible promissory note proceeds	3,928,990	—
	5,639,650	6,845,905

Net change in cash and cash equivalents	(2,350,189)	(553,233)

Cash held in trust, beginning of period	2,973,500	—
Cash and cash equivalents, beginning of period	2,501,986	687,226
Effects of exchange rate changes on cash and cash equivalents	66,649	249,703
	3,191,946	383,696
Cash held in trust, end of period	2,359,266	—
Cash and cash equivalents, end of period	832,680	383,696

The accompanying notes form an integral part of these consolidated financial statements	Page 6 of 44

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

1.	GENERAL INFORMATION

Bitzero Holdings Inc. (the “Company” or “Bitzero”) was incorporated under the Canada Business Corporations Act on August 26, 2006 and was continued into British Columbia under the Business Corporations Act (British Columbia) on June 4, 2024. The Company’s head and registered office is located at Suite 1100, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia V7X 1M5.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity that is a wholly owned subsidiary of Bitzero Holdings Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

(a)	Reverse takeover

On November 19, the Company completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated November 3, 2025, among WBM Capital Corp. (“WBM”), 1555476 B.C. Ltd. (“155 BC”), a wholly owned subsidiary of WBM, and Bitzero Blockchain Inc. (“Blockchain”). Under the transaction, Blockchain amalgamated with 155 BC to form an amalgamated corporation that become a wholly owned subsidiary of WBM. In connection with the transaction, WBM changed its corporate name to “Bitzero Holdings Inc.” and the Company completed a 10-for-1 common share consolidation. All share and per share information presented in these condensed interim financial statements have been adjusted retrospectively to reflect the share consolidation.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These interim condensed consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2025. These interim condensed consolidated financial statements were approved by the Board of Directors on May 27, 2026.

(b)	Going concern

In assessing the Company’s ability to continue as a going concern, the directors have considered the Company’s current liquidity position, the trailing-three-month covenant compliance under the Section 6.12 financial covenants of the Loan and Guaranty Agreement (see Note 21(c)), the Company’s expected operating cash flow over the next twelve months, and the availability of additional sources of financing.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

2.	BASIS OF PREPARATION (CONT’D)

(b)	Going concern (cont’d)

As at March 31, 2026, the Company had cash and cash equivalents of $832,680, restricted cash of $2,000,000 (held to satisfy the JGB minimum cash covenant), and cash held in trust of $2,359,266. The Company is dependent on (i) generating sufficient operating cash flow from its Bitcoin mining operations, (ii) satisfying its financial covenants under the Loan and Guaranty Agreement and (iii) raising additional equity or debt financing to fund its growth and pay its obligations as they come due.

As at March 31, 2026, the Company had an accumulated deficit of $94,082,127 (2025 – $81,579,828) and has working capital deficit of $9,238,668 (2025 – deficit of $6,350,676). Whether and when the Company can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain.

To address the going concern considerations, the Company is (i) pursuing equity financing alternatives, subject to the constraints described below; (ii) monitoring general and administrative expenses against budget; (iii) optimizing operating processes at the Norway data centre; and (iv) engaging with the Lenders under the Loan and Guaranty Agreement on covenant compliance and any required waivers. Subsequent to March 31, 2026, the Company received a confidential pre-filing comment letter from the British Columbia Securities Commission dated April 30, 2026 in respect of the Company’s preliminary short-form base shelf prospectus dated February 2, 2026 (the “BCSC Comment Letter”). Concurrent with that letter, the BCSC notified the Company that it would be placed on the Issuers in Default list effective May 4, 2026 until certain deficiencies are resolved. While on the Issuers in Default list, the Company is not eligible to file a preliminary prospectus or to conduct a financing under the listed-issuer financing exemption, which restricts the Company’s ability to raise equity capital through these channels. The Company is working with its auditors and counsel to remediate the deficiencies identified in the BCSC Comment Letter (including the IFRS classification analysis for the senior secured loan referenced in the Note 21(c), to refile amended financial statements and management’s discussion and analysis, and to be removed from the Issuers in Default list. Refer to Note 27 for additional information.

(c)	Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

2.	BASIS OF PREPARATION (CONT’D)

(c)	Basis of consolidation (cont’d)

The accounting policies of subsidiaries are the same as those of the Company.

Subsidiary	Ownership at 31-Mar-26	Ownership at 30-Sep-25	Country of incorporation
Bitzero Blockchain Inc.	100%	100%	Canada
Exanorth AS	100%	100%	Norway
Bitzero Inc.	100%	100%	Barbados
Bitzero ND I	100%	100%	United States
Bitzero ND II	100%	100%	United States
Zetanorth AS	100%	100%	Norway
Bitzero Finland Oy	100%	100%	Finland

(d)	Presentation and functional currency

These interim condensed consolidated financial statements are presented in United States Dollars (“$”), which is the Company’s functional currency. Foreign operations are included in accordance with the policies set out in Note 5. The functional currency of all subsidiaries is the United States Dollar except for Exanorth and Zetanorth AS, whose functional currency is the Norwegian Krone (“kr”) and Bitzero Finland Oy, whose functional currency is the Euro (“€”).

3.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorisation of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The Company is in the process of reviewing the impact of IFRS 18 on its consolidated financial statements in future periods.

(b)	Critical accounting judgments and key sources of estimation uncertainty

The preparation of interim financial statements requires management to make judgments, estimates and assumptions. Critical accounting judgments and key sources of estimation uncertainty are consistent with those disclosed in the audited annual consolidated financial statements for the year ended September 30, 2025.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

(b)	Critical accounting judgments and key sources of estimation uncertainty (cont’d)

For the period ended March 31, 2026, management identified no new critical judgments with the exception of the re-performance of the IFRS classification analysis for the JGB senior secured loan, conversion feature, JGB Warrants and ratchet issuance provisions, as described in Note 21(c).

4.	REVERSE TAKEOVER

On November 19, 2025, the Company completed a reverse takeover transaction (the “Reverse Takeover”) pursuant to the terms of an amalgamation agreement dated November 3, 2025, among WBM, 155 BC, a wholly owned subsidiary of WBM, and Blockchain. The Reverse Takeover was completed by way of a triangular amalgamation under the Business Corporations Act (British Columbia) whereby Blockchain amalgamated with 155 BC to form the amalgamated corporation, which became a wholly owned subsidiary of WBM.

(a)	Accounting for the Reverse Takeover

Although WBM is the legal parent, Blockchain is the accounting acquirer because the former shareholders of Blockchain obtained control of the combine entity following completion of the Reverse Takeover. Accordingly, these condensed consolidated interim financial statements are presented as a continuation of Blockchain, and the comparative figures presented are those of Blockchain and its subsidiaries.

The Company determined that WBM did not meet the definition of a business for accounting purposes. As a result, the Reverse Takeover is not accounted for as a business combination. Instead, the transaction is accounted for as a share-based payment in accordance with IFRS 2, whereby Blockchain is deemed to have issued equity instruments in exchange for (i) the identifiable net assets of WBM and (ii) the service of obtaining WBM’s public listing status. The excess of the fair value of the deemed equity instruments issued over the fair value of the identifiable net assets acquired is recognized as a listing expense in profit or loss.

As part of the Reverse Takeover, the Company completed a 10-for-1 common share consolidation. All share and per share information presented in these condensed consolidated interim financial statements has been adjusted retrospectively to reflect the share consolidation.

(b)	Deemed consideration and listing expense

For purposes of accounting for the Reverse Takeover, the fair value of the consideration deemed transferred was measured by reference to the fair value of WBM common shares held by WBM’s pre-transaction shareholders immediately following completion of the Reverse Takeover. WBM had 250,000 common shares issued and outstanding immediately prior to the Reverse Takeover and issued an additional 4,112,954 common shares prior to completion of the Reverse Takeover to settle indebtedness, resulting in 4,362,954 WBM common shares outstanding.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

4.	REVERSE TAKEOVER (CONT’D)

(b)	Deemed consideration and listing expense (cont’d)

The fair value of the deemed consideration was calculated as 4,362,954 WBM common shares multiplied by an estimated fair value per share of approximately $0.0355 (USD), resulting in total deemed consideration of $154,886. The Company acquired cash of $11,984 as the identifiable net assets of WBM. WBM accounts payable of $94,068 was settled as part of the transaction steps and was not assumed at the Reverse Takeover date. The excess of the deemed consideration over the identifiable net assets acquired was recognized as a listing expense.

A summary of the consideration and net assets acquired is as follows:

Amount
$

Fair value of deemed consideration (WBM shares)	154,886

Fair value of consideration acquired
Cash	11,984
Excess of deemed consideration over net assets acquired	142,902

(c)	Equity presentation

For equity presentation purposes, the consolidated share capital structure reflects that of WBM as the legal parent, while the retained earnings (accumulated deficit) and other reserves reflect those of Blockchain immediately prior to the Reverse Takeover. WBM’s pre-combination equity balances do not carry forward in the consolidated financial statements.

5.	OPERATING SEGMENTS

In measuring its performance, the Company does not distinguish or group its operations on a geographical or any other basis and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations and an expectation of operating segments within a reportable segment with similar long-term economic characteristics.

The Company’s Chief Executive Officer is the chief operating decision-maker and regularly reviews the Company’s operations and performance on an aggregate basis. The Company does not have any significant customers or any significant groups of customers.

For the three and six-month periods ended March 31, 2026 and March 31, 2025, the Company’s revenue was generated entirely from its mining operations in Norway, conducted through its wholly-owned subsidiary Exanorth AS. The Company’s non-current assets are located primarily in Norway, with smaller balances of land and buildings in the United States (held by Bitzero ND I, LLC) and land, equipment and prepaid deposits in Finland (held by Bitzero Finland Oy).

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

5.	OPERATING SEGMENTS (CONT’D)

Non-current assets by geographic location are summarized in the table below at March 31, 2026 and September 30, 2025:

	March 31,	September 30,
	2026	2025
	$	$
Norway	38,453,153	33,487,901
Canada	2,000,000	2,000,000
Finland	—	—
United States (North Dakota)	37,000	37,000
Total	40,490,153	35,524,901

Property, plant and equipment by geographic location are summarized in the table below at March 31, 2026 and September 30, 2025:

	March 31,	September 30,
	2026	2025
	$	$
Norway	27,057,987	28,556,661
Finland	—	—
Total	27,057,987	28,556,661

Non-operating liabilities and equity-financing activities are primarily located in North America. This geographic distinction does not alter management’s conclusion that the Company has a single reportable operating segment for the purposes of IFRS 8.

6.	REVENUE

The Company derives its revenue from the self-mining of digital assets (Bitcoin) on the Bitcoin blockchain network. Revenue from cryptocurrency mining is recognized at a point in time, when block rewards and transaction fees are received and the Company obtains control of the digital assets, in accordance with IFRS 15 / IAS 38 (as applicable). The Company does not currently provide digital asset mining services to third parties; accordingly, no service revenue was recognized for the three and six-month periods ended March 31, 2026 or March 31, 2025.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

7.	DIRECT COSTS

	For the 3	For the 6	For the 3	For the 6
	months	months	months	months
	ended	ended	ended	ended
	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25
	$	$	$	$

Utilities	1,086,783	4,438,938	3,428,221	6,115,671
Depreciation of property, plant and equipment	2,463,363	4,810,589	2,097,077	5,128,162
Amortization of right-of-use assets	960,977	1,866,641	—	214,642
Salaries and wages	126,049	254,795	91,263	156,426
Remote monitoring and support services	59,589	131,807	347,015	376,403
Small equipment rental	52,427	79,921	33,090	68,165
	4,749,188	11,582,691	5,996,666	12,059,469

8.	ADMINISTRATIVE EXPENSES

	For the 3	For the 6	For the 3	For the 6
	months	months	months	months
	ended	ended	ended	ended
	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25
	$	$	$	$

Legal fees	868,515	1,425,762	378,759	973,473
Consulting fees	265,116	466,853	494,824	882,379
Occupancy costs	25,018	142,341	20,058	42,095
Travel	115,949	225,950	28,110	88,142
Professional fees	209,281	300,442	67,107	178,166
Insurance	103,507	140,231	19,482	38,738
Subcontracts	—	21,590	20,745	41,992
Office and general	16,359	30,455	11,170	22,940
Settlements and penalties	—	—	—	58,426
	1,603,745	2,753,624	1,040,255	2,326,351

9.	FINANCE COSTS

	For the 3	For the 6	For the 3	For the 6
	months	months	months	months
	ended	ended	ended	ended
	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25
		$	$	$

Interest on loans and other payables	2,356,633	5,969,033	141,855	196,350
Bank charges	6,129	295,028	2,599	5,006
Interest on lease liabilities	(37,493)	(19,225)	—	72,172
Finance income	(27)	(951)	(2,554)	(4,108)
	2,325,242	6,243,885	141,900	269,420

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

10.	MARKETING EXPENSES

	For the 3	For the 6	For the 3	For the 6
	months	months	months	months
	ended	ended	ended	ended
	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25
	$	$	$	$

Public relations	221,601	612,302	—	—
Marketing and promotion	210,654	248,327	164,136	414,136
Other	2,588	25,227	11,504	27,908
Advertising	—	—	12,218	21,023
	434,843	885,856	187,858	463,067

11.	SHARE-BASED EXPENSES

		For the 3	For the 6	For the 3	For the 6
		months	months	months	months
		ended	ended	ended	ended
	Note	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25
		$	$	$	$

Restricted stock units	11 (a)	2,355,954	13,700,017	4,450,000	4,450,000
Stock options	24 (c)	—	521,422	—	—
Shares issued for services	4, 21(b)	—	854,843	—	50,000
		2,355,954	15,076,282	4,450,000	4,500,000

(a)	Restricted stock units

The Company’s 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. RSUs are equity-settled and, upon vesting, are settled through the issuance of common shares of the Company, net of any statutory withholdings, where applicable.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 or 10 years after the grant date.

In connection with the reverse takeover transaction completed during the period, outstanding RSUs were adjusted to represent rights to receive common shares of the legal parent and were subject to the 10-for-1 consolidation in accordance with the transaction terms.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

11.	SHARE-BASED EXPENSES (CONT’D)

(a)	Restricted stock units (cont’d)

A continuity of RSUs is as follows:

	RSUs	RSUs	Amount
	Granted	Vested
	#	#	$

September 30, 2024 (pre-consolidation)	34,596,100	12,571,233	12,842,332
Issued	2,805,000	—	5,055,300
Vested	—	2,550,000	—
Exercised	(2,550,000)	(2,550,000)	(5,157,491)
	34,851,100	12,571,233	12,740,141
Share consolidation ratio	0.10	0.10	1.00
March 31, 2025	3,485,110	1,257,123	12,740,141

September 30, 2025	4,847,610	957,123	17,255,001
Issued	1,295,000	—	3,066,499
Vested	—	5,185,487	—
Exercised	(5,942,610)	(5,942,610)	(19,821,500)
March 31, 2026	200,000	200,000	500,000

During the 3 month period ended March 31, 2026, share-based compensation expense for the Company’s RSUs was $3,066,499 (2025 - $5,050,300). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the underlying equity, with the following weighted-average assumptions:

	14-Oct-25	19-Jan-26	03-Mar-26

Stock price at time of grant	$0.40	$4.00	$2.50
Number of periods to exercise, in years	5	5	5
Compounded risk-free rate	3.19%	3.19%	3.36%
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$4.00	$4.00	$2.50
Volatility	76%	76%	76%
Discount for lack of marketability	0.00%	0.00%	0.00%

As at March 31, 2026, a total of 5,185,487 RSUs vested during the period and 5,942,610 RSUs were exercised. There were 200,000 RSUs outstanding as at March 31, 2026 (2025 – 3,485,110 on a post-consolidation basis; 34,851,110 on a pre-consolidation basis).

12.	DIGITAL CURRENCY

The Company holds digital currencies, consisting of Bitcoin cryptocurrency, which are accounted for as intangible assets with an indefinite useful life in accordance with IAS 38. The digital currencies are initially recognized at cost and subsequently measured at fair value.

The Company revalues its digital currencies at the end of each reporting period based on their fair value.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

12.	DIGITAL CURRENCY (CONT’D)

The fair value is determined using the quoted price in an active market at the reporting date. Any revaluation gain or loss arising from changes in the fair value is recognized in the consolidated statements of loss and comprehensive loss.

The table below reconciles the opening and ending balances of digital assets in USD:

	Coins	Amount
	#	$

Balance, as at September 30, 2024	38.01	2,490,936

Cryptocurrency mined, net of pool mining fees	256.76	25,073,401
Sold	(284.40)	(27,836,486)
Other[1]	(2.76)	(1,254,048)
Foreign exchange adjustment	—	(3,580)
Realized gain	—	1,593,273
Revaluation gain	—	689,715
Balance, as at September 30, 2025	7.61	753,211
Cryptocurrency mined, net of pool mining fees	141.64	12,816,311
Sold	(94.72)	(8,551,871)
Purchases	4.40	116,578
Foreign exchange adjustment	—	—
Realized gain	—	(233,664)
Revaluation gain	—	(987,908)
Balance, as at March 31, 2026	58.93	3,912,657

1In December 2024, a lender paid $917,075 in the form of 9.21 BTC to a supplier on behalf of the Company. In June 2025, the Company repaid the lender $1,254,048 in the form of 11.97 BTC which included interest of $336,973.

13.	INCOME TAX

The Company has assessed its tax position as at September 30, 2025, and for the year then ended. Based on this assessment, the Company has determined that there is no income tax expense for the current reporting period.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

13.	INCOME TAX (CONT’D)

The reconciliation of the Canadian statutory income tax rate to the effective tax rate is as follows:

	For the 3	For the 6	For the 3	For the 6
	months	months	months	months
	ended	ended	ended	ended
	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25
Net loss before income taxes	(3,983,687)	(12,502,299)	(797,825)	(6,961,155)
Statutory tax rate	26.5%	26.5%	26.5%	26.5%
Statutory income tax recovery	(1,055,677)	(3,313,109)	(211,424)	(1,844,706)
Non-deductible expenses	—	—	—	—
Non-taxable income	—	—	—	—
Tax loss carry forward	(1,055,677)	(3,313,109)	(211,424)	(1,844,706)
Non-recognition of income tax recovery on loss	1,055,677	3,313,109	211,424	1,844,706
Income tax expense	—	—	—	—

The Company performs its income tax reconciliation using the effective income tax rate of the parent, which is 26.5%. The Company’s operating subsidiary’s effective income tax rate is 22%. A continuity of losses at the parent level is as follows:

Year of losses	Year of expiry	Amount
		$

2021	2041	4,251,671
2022	2042	10,096,810
2023	2043	3,235,798
2024	2044	3,313,109
2025	2045	4,385,311
2026	2046	3,313,109
		28,595,808

The Company recognizes a valuation allowance in the full amount of the tax loss carry forward as at March 31, 2026 and 2025.

In accordance with IAS 12, Income Taxes, the Company recognizes deferred tax assets only when it is probable that sufficient taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits can be utilized. As of the reporting date, the Company concluded that such criteria were not met. Due to the uncertainty regarding the realization of deferred tax assets in future periods, the Company

14.	ACQUISITIONS

(a)	Exanorth AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth AS, along with various rights to lease real estate property on which Exanorth AS conducted its operations, for aggregate consideration of $12,556,913. The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.1577 to 1.1761 years; and the dividend yield was set at 0%.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

14.	ACQUISITIONS (CONT’D)

(a)	Exanorth AS (cont’d)

Call options on 66% of Exanorth AS were exercised in conjunction with a Share Purchase Agreement and its subsequent amendments dated October 22, 2021 and included transfers of common shares of the Company, deferred cash consideration, settlement of pre-existing loans, and transaction costs, totaling $8,457,415 in aggregate fair market value.

The remaining 34% was acquired by way of execution of a call option on the remaining 102 shares in Exanorth AS on October 29, 2021 which required the Company to pay $2,547,160 prior to February 25, 2022. Considering the short amount of time before execution of the option and the payment of consideration, no discount was applied.

As part of consideration in the acquisition of the 34%, contingent consideration, dependent on future performance of the Company in the public market, was included and presented as a liability. As the contingent consideration would only result in additional cash consideration to be paid in such an event, management concluded that the acquisition of Exanorth AS had completed.

Its fair value was determined to be $1,552,338 based on a third-party valuation report along with management’s best estimate of the likelihood of occurrence of said future performance at the reporting date. The contingent consideration was revalued during 2023 to $1,760,547 resulting in a gain of $139,453.

As at March 31, 2026 (2025 – nil), there has been no further change to the fair value of the contingent consideration, as there have been no changes in the underlying circumstances affecting management’s previous estimate of fair value.

(b)	Bitzero Finland Oy

On January 23, 2025, the Company purchased 100 shares of Bitzero Finland Oy (formerly Ahold XVIII Oy), domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

15.	LOSS PER SHARE

	For the 3	For the 6	For the 3	For the 6
	months	months	months	months
	ended	ended	ended	ended
	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25
	$	$	$	$
Basic net loss per share
Net loss attributable to shareholders	(3,983,687)	(12,502,299)	(797,825)	(6,961,155)
Weighted-average common shares outstanding	53,079,527	50,055,526	37,618,692	36,693,614
Basic net loss per share	(0.08)	(0.25)	(0.02)	(0.19)
Diluted net loss per share	(0.08)	(0.25)	(0.02)	(0.19)

All per share amounts and weighted-average common shares outstanding have been adjusted retrospectively to reflect the 10-for-1 share consolidation effected during the period.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

16.	CONSTRUCTION IN PROGRESS

Construction in progress consists of buildings, utilities and other infrastructure which is in the process of being constructed for use in continuing operations. As at and for the period ended March 31, 2026, these assets have not yet been deployed in the active business, and as such have not been amortized.

Refer to Note 18 for these details.

17.	INDIRECT TAXES RECOVERABLE

Indirect taxes recoverable consists of all accounts tracking value-added taxes payable and recoverable:

	March 31,	September 30,
	2026	2025
	$	$

GST/HST recoverable	320,466	322,550
Advance tax withholding	(1,598)	(14,840)
VAT recoverable	(177,616)	227,282
	141,252	534,992

The VAT recoverable was derived from the business operations of Exanorth. The GST/HST recoverable is derived from the portion of sales taxes paid by Bitzero Blockchain Inc. that are eligible for recovery in connection with its role as a management company providing services to the Company during the period ended March 31, 2026 and 2025.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

18.	PROPERTY, PLANT AND EQUIPMENT

			Private	Technology	Mining		Construction-
	Land	Buildings	utilities	infrastructure	Equipment	Sub-total	in-progress	Total
	$	$	$	$	$	$	$	$

COST
Balance, September 30, 2024	452,000	1,399,019	9,478,650	1,155,866	35,960,697	48,446,232	5,100,145	53,546,377
Additions (Note (a))	145,334	184,172	1,237,353	14,297	18,444,624	20,025,780	(1,360,740)	18,665,040
Translation adjustments	38,633	19,717	328,916	3,800	4,903,001	5,294,067	(361,716)	4,932,351
Balance, September 30, 2025	635,967	1,602,908	11,044,919	1,173,963	59,308,322	73,766,079	3,377,689	77,143,768
Additions	1,716,743	336,095	260,450	16,105	1,078,962	3,408,355	3,475,733	6,884,088
Disposals	—	—	—	—	(432,184)	(432,184)	—	(432,184)
Translation adjustments	456,350	89,342	69,233	4,281	171,929	791,135	923,929	1,715,064
Balance, March 31, 2026	2,809,060	2,028,345	11,374,602	1,194,349	60,127,029	77,533,385	7,777,351	85,310,736

ACCUMULATED AMORTIZATION
Balance, September 30, 2024	—	575,353	1,334,178	125,978	26,844,237	28,879,746	—	28,879,746
Additions	—	74,205	654,719	71,893	10,669,942	11,470,759	—	11,470,759
Translation adjustments		15,733	138,814	15,243	2,262,249	2,432,039	—	2,432,039
Balance, September 30, 2025	—	665,291	2,127,711	213,114	39,776,428	42,782,544	—	42,782,544
Additions	—	47,471	359,923	38,403	4,364,792	4,810,589	—	4,810,589
Translation adjustments	—	4,494	34,072	3,635	413,190	455,391	—	455,391
Balance, March 31, 2026	—	717,256	2,521,706	255,152	44,554,410	48,048,524	—	48,048,524

ACCUMULATED IMPAIRMENT
Balance, September 30, 2024	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Balance, September 30, 2025	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874
Balance, March 31, 2026	—	60	217,698	7,835	2,201,281	2,426,874	—	2,426,874

NET BOOK VALUE
Balance, September 30, 2024	452,000	823,606	7,926,774	1,022,053	6,915,179	17,139,612	5,100,145	22,239,757
Balance, September 30, 2025	635,967	937,557	8,699,510	953,014	17,330,613	28,556,661	3,377,689	31,934,350
Balance, March 31, 2026	2,809,060	1,311,029	8,635,198	931,362	13,371,338	27,057,987	7,777,351	34,835,338

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

19.	RIGHT-OF-USE ASSETS

Exanorth AS previously held a right-of-use asset arises from a contract to lease equipment to be deployed and utilized at the data mining center. This right-of-use asset was depreciated using straight-line method from the commencement date of the lease to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, which is 34 months. This lease was cancelled as part of the settlement agreement with the customer during the period ended September 30, 2025.

The Company's right-of-use assets also includes office leases entered into by Bitzero ND I, LLC and Bitzero ND II, LLC. These office leases are for the North Dakota office space locations which have been leased for a period of 60 months. The lease for Bitzero ND II, LLC was cancelled during the year ended September 30, 2024. The lease for Bitzero ND I LLC was cancelled during the year ended September 30, 2025, resulting in a loss of $113,089.

The following tables summarize the Company’s right-of-use assets:

March 31, 2026	Opening balance	Additions (dispositions)	Closing balance
	$	$	$
COST
Mining equipment	—	3,916,032	3,916,032.00
Transformer housing and container for Exanorth	—	—	—
Office space for ND I	—	—	—
Office space for ND II	—	—	—
	—	3,916,032	3,916,032

ACCUMULATED AMORTIZATION
Mining equipment	—	(1,866,641)	(1,866,641)
Transformer housing and container for Exanorth	—	—	—
Office space for ND I	—	—	—
Office space for ND II	—	—	—
	—	(1,866,641)	(1,866,641)

NET BOOK VALUE
Mining equipment	—	2,049,391	2,049,391
Transformer housing and container for Exanorth	—	—	—
Office space for ND I	—	—	—
Office space for ND II	—	—	—
	—	2,049,391	2,049,391

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

19.	RIGHT-OF-USE ASSETS (CONT’D)

September 30, 2025	Opening balance	Additions (dispositions)	Closing balance
	$	$	$

COST
Transformer housing and container for Exanorth	2,485,297	(2,485,297)	—
Office space for ND I	289,133	(289,133)	—
Office space for ND II	—	—	—
	2,774,430	(2,774,430)	—

ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	1,719,554	(1,719,554)	—
Office space for ND I	118,217	(118,217)	—
Office space for ND II	—	—	—
	1,837,771	(1,837,771)	—

NET BOOK VALUE
Transformer housing and container for Exanorth	765,743	(765,743)	—
Office space for ND I	170,916	(170,916)	—
Office space for ND II	—	—	—
	936,659	(936,659)	—

The key terms of the Company's material lease arrangements are summarized below:

• Mining-equipment lease: Exanorth AS leased certain mining hardware (containers and ancillary infrastructure) for deployment at the data mining centre in Namsskogan, Norway. The lease was depreciated on a straight-line basis from the lease commencement date over the shorter of the useful life of the asset and the lease term. The lease was settled during the period; refer to the right-of-use asset roll-forward in Note 19 and the lease liability roll-forward in Note 21(b).

• Office leases: Bitzero ND I, LLC and Bitzero ND II, LLC entered into office leases for North Dakota office space, each for an initial term of 60 months. The Bitzero ND II, LLC lease was cancelled during the period.

• Discount rate: The weighted-average incremental borrowing rate applied at lease commencement was 15% per annum for the period ended March 31, 2026 (2025 — 15%). The rate was determined based on the Company's third-party borrowing cost, adjusted for the term and security profile of each lease.

• Renewal, purchase and termination options: Management considered whether the Luxor hosted mining equipment arrangement included renewal, purchase or termination options that should be reflected in the lease term under IFRS 16. The December 2025 arrangement had an initial term from December 1, 2025 to March 31, 2026 and included renewal optionality at Bitzero’s discretion. Management evaluates such arrangements on a month-to-month basis based on market economics, mining profitability and operating conditions.

• Statement of profit or loss classification: Depreciation of right-of-use assets is classified within direct costs (mining-related leases) and administrative expenses (office leases). Interest on lease liabilities is classified within finance costs.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	RELATED PARTY DISCLOSURES

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

Management assessed its related-party obligations under IAS 24 in respect of the JGB Lenders (JGB Capital LP, JGB Partners LP, Deepdale Investors LLC and JGB Collateral LLC). Based on this assessment, the JGB Lenders are not related parties of the Company as defined under IAS 24 as at March 31, 2026, and accordingly no additional disclosure is required in this Note in respect of the JGB financing arrangement described in Note 21(c).

During the periods ended March 31, 2026 and 2025, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	For the 3 months ended 31-Mar-26	For the 6 months ended 31-Mar-26	For the 3 months ended 31-Mar-25	For the 6 months ended 31-Mar-25

Cash compensation:
Mohammed Salah Bakhashwain	—	—	—	—
Giovanni Gardenzi	60,000	140,000	80,000	120,000
Frank Aadnevik	77,250	163,683	75,000	158,888
Total cash compensation	137,250	303,683	155,000	278,888

Share-based payments:
Mohammed Salah Bakhashwain	1,000,000	1,000,000	2,000,000	2,000,000
Giovanni Gardenzi	—	—	500,000	500,000
Frank Aadnevik	625,000	625,000	500,000	500,000
Total share-based payments	1,625,000	1,625,000	3,000,000	3,000,000

Other forms of remuneration:
Mohammed Salah Bakhashwain	—	—	—	—
Giovanni Gardenzi	—	—	—	—
Frank Aadnevik	—	—	—	—
Total other forms of remuneration	—	—	—	—

Reimbursements or settlements paid:
Mohammed Salah Bakhashwain	—	—	—	—
Giovanni Gardenzi	—	—	—	—
Frank Aadnevik	—	—	—	—
Total reimbursements or settlements	—	—	—	—
Total compensation	1,762,250	1,928,683	3,155,000	3,278,888

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	RELATED PARTY DISCLOSURES (CONT’D)

(a)	Key management personnel transactions (cont’d)

As of March 31, 2026 and September 30, 2025, amounts due to related parties consisted of the following:

	March 31, 2026	September 30, 2025
	$	$

Balances included in accounts and other payables	—	95,758
Related party advances	152,203	150,784

The balances are unsecured, due on demand and bear no interest, unless otherwise disclosed.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually. The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) of the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the period end.

During the period-ended March 31, 2026, interest expense of $60,345 (2025 - $52,219) was recorded on this balance.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES

(a)	Accounts and other payables

	March 31, 2026	September 30, 2025
	$	$

Trade payable	7,411,941	4,818,584
Accrued liabilities	2,168,517	2,456,989
Wages and remittances payable	57,820	34,128
Settlement amount due, current portion	1,217,599	1,222,364
Settlement amount due, non-current portion	986,014	1,641,501
	11,841,891	10,173,566

The Company entered into a settlement agreement with a customer, for hosting services, relating to deposits received in advance amounting to $5.1 million approximately. The deposit related to increase in megawatt supply and related services. The Company has paid $500,000 in March 2025, $561,680 upon receipt of deposits from the Company’s energy provider, and the remaining amount in 27 monthly installments of $150,000 until July 2027; the impact of discounting amounting to $nil (2025 – nil) is presented in statement of loss and comprehensive loss as a separate line item (see Note 22 for other terms of settlement).

The undiscounted payment schedule, discounted value, and segregation between current and non-current portions of the settlement amount are as follows:

Year	Amount
$

2026	1,050,000
2027	1,450,000
Settlement value, undiscounted	2,500,000

Discount rate	20%
Settlement value, discounted	2,203,613

Current portion	1,217,599
Non-current portion	986,014

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(b)	Lease liabilities

The Company has entered into several lease agreements in accordance with IFRS 16, Leases, pertaining to its right-of-use assets (Note 19). As of March 31, 2026, the liabilities arising from these leases were assessed as follows:

	March 31, 2026	September 30, 2025
	$	$

Recognition of lease liability	3,916,032	—
Cancellations	—	(2,159,539)
Interest	(19,225)	72,172
Repaid during the year	(2,004,542)	(30,172)
Closing aggregate lease liability	1,892,265	—

Current portion	1,892,265	—
Non-current portion	—	—

The weighted average incremental rates during the period ended March 31, 2026 is 15% (2025 – 15%) per annum.

(c)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

The delayed draw advance of $8,000,000 was funded on November 24, 2025. The lenders were not obligated to fund the delayed draw, and the advance was subject to (i) timely delivery of a borrowing notice, (ii) total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

The senior secured loan is governed by the Loan and Guaranty Agreement dated June 27, 2025 (the "LGA") together with: (i) the First Amendment to Loan and Guaranty Agreement dated October 1, 2025; (ii) the Joinder, Delayed Draw Advance and Second Amendment to Loan and Guaranty Agreement dated October 20, 2025; (iii) the Joint Amendment Agreement dated October 20, 2025; and (iv) the Supplement to Amendment and Joinder to Loan and Guaranty Agreement dated November 17, 2025 (collectively, the "Loan Documents"). The conversion mechanics are set out in Section 15 of the Loan Documents (as supplemented). The warrant terms are evidenced by separate executed warrant certificates dated June 27, 2025 (the JGB First Warrants) and October 20, 2025 (the JGB Second Warrants).

In connection with the financing, the Company issued warrants to the Lenders to purchase common shares (the "JGB Warrants"). The JGB First Warrants — issued on June 27, 2025 in connection with the initial tranche — provide for the purchase of 4% of the Company's shares on a fully-diluted basis (19,559,862 warrants on a pre-consolidation basis) at an exercise price of US$0.01 per share pre-consolidation.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(c)	Senior secured loan (cont’d)

The JGB Second Warrants — issued on October 20, 2025 in connection with the delayed draw advance — provide for the purchase of 1% of the Company's shares on a fully-diluted basis (5,974,930 warrants on a pre-consolidation basis) at an exercise price of US$0.01 per share pre-consolidation. In connection with the Reverse Takeover, both tranches of warrants were exchanged for warrants of the Resulting Issuer and adjusted to reflect the 10-for-1 share consolidation, resulting in 2,553,479 JGB Warrants outstanding at an exercise price of US$0.10 per share post-consolidation. The JGB Warrants are exercisable for a period of five years from the completion of the Reverse Takeover.

Each tranche of JGB Warrants is subject to a ratchet issuance provision: if the Company issues or sells any common shares, convertible securities or, in the case of the JGB First Warrants, options, after the relevant reference date (June 27, 2025 for the JGB First Warrants and October 20, 2025 for the JGB Second Warrants) at a price per share less than the fair market value at that reference date, the number of common shares issuable on exercise of the affected warrants will be increased so that — after giving effect to the issuance — the holder's ownership on a fully-diluted basis is not less than 4% (JGB First Warrants) or 1% (JGB Second Warrants) of the Company's common shares. Issuances under the Company's equity incentive plans and strategic transactions approved by the Board are excluded from the ratchet.

The JGB Warrants may be exercised on a cash basis or on a cashless (net-share-settlement) basis. During the period, on December 16, 2025, 50,000 JGB Warrants were exercised on a cashless basis, resulting in 50,000 net common shares being issued to the Lenders. No cash consideration was received in connection with the exercise.

Under Section 15 of the Loan Documents (as supplemented), US$10,245,000 of the principal loan balance is convertible, at the option of each Lender, into common shares of the Company at a conversion price of US$0.40 per share pre-consolidation (US$4.00 per share post-consolidation), being the equivalent of 2,561,250 common shares of the Resulting Issuer. The conversion price is subject to standard adjustments for share dividends, share splits, combinations, reclassifications and similar events.

The number of common shares issuable to any Lender on conversion is subject to a Beneficial Ownership Limitation of 4.99% of the common shares outstanding immediately following the issuance, on the basis of the most recent publicly-disclosed share count. A Lender may, on prior written notice to the Company, elect to increase or decrease the Beneficial Ownership Limitation, provided that the limit may not exceed 9.99% in any case. The Lender retains discretion to determine compliance with the limitation in connection with each Notice of Conversion.

The Lenders have agreed not to convert any portion of the term loan until three months following the exercise of the JGB Warrants in full, unless the market price of the common shares exceeds 300% of the Conversion Price, in which case the standstill period is shortened to 15 Business Days.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(c)	Senior secured loan (cont’d)

The Loan Documents require the Company to maintain, at all times, a minimum cash balance of US$2,000,000 in one or more bank accounts that are subject to account-control arrangements specified by JGB Collateral LLC, as administrative and collateral agent for the Lenders, pursuant to the Cash Collateral Agreement dated June 27, 2025. At March 31, 2026, the Company held US$2,000,000 in a JGB-controlled deposit account at JPMorgan Chase Bank to satisfy this covenant. This US$2,000,000 is presented as restricted cash on the statement of financial position and is not available for general corporate purposes because its use would cause a breach of the covenant. The US$2,000,000 minimum cash balance is separate from the US$2,359,266 disclosed as “cash held in trust” at March 31, 2026, which is held in a trust account administered by the Company’s external Canadian legal counsel and is associated with the Company’s general escrow and trust arrangements.

No portion of the required minimum balance was held in Bitcoin at the reporting date. The requirement to maintain this balance will continue for so long as the loan remains outstanding or until the covenant is amended or waived.

The loan is secured by a pledge of the $2,000,000 cash minimum in a lender controlled deposit account, account control agreements over specified deposit accounts, a blanket first priority lien on substantially all assets of the Company and certain subsidiaries, first priority pledges of 100 percent of the equity interests in Exanorth AS and Zetanorth AS, first priority fixed charges over Exanorth AS assets including a mortgage over real estate in Namsskogan, Norway, and a mortgage over North Dakota real estate owned by Bitzero ND I, LLC.

Under Section 6.12 of the Loan Documents (as amended by the First Amendment dated October 1, 2025), the Company is subject to the following financial covenants, tested on a trailing-three-month basis at the end of each calendar quarter:

●	Minimum cash balance of US$2,000,000 (Section 6.12(a)) — see disclosure above regarding the JGB-controlled deposit account.
●	Minimum trailing three-month EBITDA — US$750,000 through June 2026, increasing to US$825,000 from July 2026 through June 2027, and to US$900,000 from July 2027 onwards. The covenant definition of EBITDA was amended by the First Amendment dated October 1, 2025 and is materially different from the Adjusted EBITDA measure presented in the Company's MD&A.
●	Minimum trailing three-month consolidated revenue — US$3,000,000 through June 2026, increasing to US$3,300,000 from July 2026 through June 2027, and to US$3,630,000 from July 2027 onwards.

As at March 31, 2026, management assessed the Company’s compliance with the financial covenants under the JGB financing arrangement based on the covenant calculations prepared by management. The Company was in compliance with the minimum cash balance covenant and the minimum trailing-three-month consolidated revenue covenant as at March 31, 2026. With respect to the minimum trailing-three-month EBITDA covenant, the Company obtained a waiver from the Lenders for the period ended December 31, 2025.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(c)	Senior secured loan (cont’d)

Amount
$
Loan balance, undiscounted, September 30, 2024	—
Additions	17,510,000
Payments	—
Loan balance, undiscounted, September 30, 2025	17,510,000
Delated draw	8,000,000
Payments	(1,400,000)
Loan balance, undiscounted, March 31, 2026	24,110,000

2026	3,408,140
2027	7,339,535
2028	13,362,325
Loan balance, undiscounted, March 31, 2026	24,110,000

Amount
$

Balance, September 30, 2024	—
Proceeds	16,190,944
Interest	715,410
Accretion	45,936
Principal repayment	—
Interest payments	(715,410)
Balance, September 30, 2025	16,236,880
Proceeds	8,245,000
Original issue discount (OID)	(245,000)
Interest	1,749,544
Accretion	510,757
Principal repayment	(1,400,000)
Interest payments	(1,749,544)
Host loan valuation reallocation	(4,490,795)
Classification of warrants - FVTPL	(5,574,029)
Classification of conversion option - equity component	(6,994,134)
Balance, March 31, 2026	6,288,678

Current portion	2,971,085
Non-current portion	3,317,593

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(d)	Convertible promissory note

FAR convertible promissory note

During the period ended December 31, 2025, the Company issued a subordinated convertible promissory note with a principal of $2,853,990, bearing interest at 10% per annum and maturing 18 months after issuance. At the holder’s option, the note is convertible into the Company’s common shares at a conversion price of $4.00 per share, based on the outstanding amount (principal and accrued interest). Interest is contractually intended to be settled via equity at maturity.

The FAR convertible promissory note is accounted for as a compound financial instrument under IAS 32. On initial recognition, the liability component was measured at the fair value of a similar non-convertible instrument and is subsequently measured at amortized cost using the effective interest method. The residual conversion option was recognized in equity (debenture reserve) and is not subsequently remeasured. Management's assessment is that the FAR Note conversion feature is fixed-for-fixed and qualifies as an equity component under IAS 32.

	Liability	Equity
	component	component	Total
	$	$	$

Balance, September 30, 2025	—	—	—
Carrying amount at inception Oct. 2025	2,445,271	408,719	2,853,990
Accretion	202,185	—	202,185
Carrying amount at March 31, 2026	2,647,456	408,719	3,056,175

October convertible debt issuance

During the period ended December 31, 2025, the Company issued convertible promissory notes in the aggregate principal amount of $1,075,000, with a 36-month term, convertible into common shares at a conversion price of $4.00 per share, and bearing interest at 15% per annum. Each promissory note was issued with an associated warrant allowing the lender to acquire such number of common shares as is equal to the note’s principal amount divided by the $5.00 exercise price per share.

The conversion feature embedded in the October 2025 brokered convertible debentures is accounted for as a derivative liability under IFRS 9, measured at fair value through profit or loss at each reporting date. The detachable warrants issued in connection with the debentures are also accounted for as derivative liabilities under IFRS 9, measured at fair value through profit or loss. The basis for derivative-liability classification is that the conversion terms and the warrant exercise terms do not satisfy the IAS 32 fixed-for-fixed condition. The host-debt component is measured at amortized cost using the effective interest method.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(d)	Convertible promissory note (cont’d)

October convertible debt issuance (cont’d)

		Conversion
	Host debt	feature	Warrants	Total
	$	$	$	$

Initial principal issued in Oct. 2025	1,075,000	—	—	1,075,000
Fair value at inception	—	752,211	595,484	1,347,695
Day-one financing loss	—	—	—	(272,695)
Carrying amount at inception	—	752,211	595,484	1,347,695
Converted during the period	—	(209,486)	—	(209,486)
Conversion feature derecognized on conversio	—	—	—	—
Revaluation gain recognized in profit or loss	—	(499,848)	(496,901)	(996,748)
Carrying amount at March 31, 2026	—	42,877	98,583	141,461

(e)	Warrants

The Company issued warrants in connection with the senior secured loan discussed in Note 21(c) and the convertible promissory notes described in Note 21(d). The warrants issued in connection with the convertible promissory notes were classified as a derivative liability and were revalued as at March 31, 2026.

In connection with the reverse takeover transaction completed during the period, outstanding warrants were adjusted to represent rights to acquire common shares of the legal parent and were further adjusted to reflect the 10-for-1 common share consolidation. Accordingly, the number of options outstanding and the related weighted-average exercise prices presented below are shown on a post-consolidated basis.

A summary of warrants is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$
Balance, September 30, 2025	—	—	—
Granted	32,934,800	0.09	11,910,775
Balance, pre-Reverse Takeover	32,934,800	0.09	11,910,775
Share consolidation ratio	0.10	0.10	1.00
Balance, post-Reverse Takeover	3,293,480	0.86	11,910,775
Exercised	(250,000)	0.10	(842,852)
Fair value changes	—	—	(5,850,899)
Balance, March 31, 2026	3,043,480	0.93	5,217,024
Exercisable	3,043,480	0.93	5,217,024

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(e)	Warrants (cont’d)

The fair value of the warrants was estimated at the grant date, exercise date, and Q2 remeasurement date using a binomial option pricing model with the following assumptions:

Instrument	Measurement	Measurement date	Expiry / maturity	Quantity	Spot price	Strike price
				#	$	$
JGB First Warrants	Grant-date fair value	2025-06-27	2030-11-19	19,559,862	0.40	0.01
JGB First Warrants	Cashless exercise-date value	2025-12-16	2030-11-19	50,000	2.25	0.10
JGB First Warrants	Q2 remeasurement	2026-03-31	2030-11-19	1,705,986	2.30	0.10
JGB Second Warrants	Grant-date fair value	2025-10-20	2030-11-19	5,974,930	0.40	0.01
JGB Second Warrants	Q2 remeasurement	2026-03-31	2030-11-19	597,493	2.30	0.10
October Convertible Notes - Warrants	Grant-date fair value	2025-10-06	2027-10-06	875,000	0.40	0.50
October Convertible Notes - Warrants	Grant-date fair value	2025-10-07	2027-10-07	62,500	0.40	0.50
October Convertible Notes - Warrants	Grant-date fair value	2025-10-08	2027-10-08	1,500,000	0.40	0.50
October Convertible Notes - Warrants	Grant-date fair value	2025-10-09	2027-10-09	250,000	0.40	0.50
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	2026-03-31	87,500	2.30	5.00
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	2026-03-31	6,250	2.30	5.00
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	2026-03-31	150,000	2.30	5.00
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	2026-03-31	25,000	2.30	5.00

Instrument	Measurement	Measurement date	Remaining term	Volatility	Risk-free rate	Dividend yield
			years	%	%	%
JGB First Warrants	Grant-date fair value	2025-06-27	5.40	115.00%	4.29%	0%
JGB First Warrants	Cashless exercise-date value	2025-12-16	4.93	63.46%	4.15%	0%
JGB First Warrants	Q2 remeasurement	2026-03-31	4.64	75.39%	4.30%	0%
JGB Second Warrants	Grant-date fair value	2025-10-20	5.08	115.00%	4.00%	0%
JGB Second Warrants	Q2 remeasurement	2026-03-31	4.64	75.39%	4.30%	0%
October Convertible Notes - Warrants	Grant-date fair value	2025-10-06	2.00	115.00%	4.18%	0%
October Convertible Notes - Warrants	Grant-date fair value	2025-10-07	2.00	115.00%	4.14%	0%
October Convertible Notes - Warrants	Grant-date fair value	2025-10-08	2.00	115.00%	4.13%	0%
October Convertible Notes - Warrants	Grant-date fair value	2025-10-09	2.00	115.00%	4.14%	0%
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	1.52	75.39%	4.30%	0%
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	1.52	75.39%	4.30%	0%
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	1.52	75.39%	4.30%	0%
October Convertible Notes - Warrants	Q2 measurement	2026-03-31	1.52	75.39%	4.30%	0%

(f)	Conversion options

The Company issued conversion options in connection with the convertible promissory notes described in Note 21(d). The conversion options were classified as derivative liabilities and measured at fair value through profit or loss. The fair value of the conversion options was determined at the grant date using a binomial option pricing model and was remeasured as at March 31, 2026.

During the period, US$209,486 of convertible promissory note principal was converted into common shares. The related conversion option derivative liabilities were derecognized on conversion and included in the amount recorded to share capital. The remaining conversion option derivative liabilities relate to convertible promissory notes that remained outstanding as at March 31, 2026.

In connection with the reverse takeover transaction completed during the period, the conversion rights were adjusted to represent rights to acquire common shares of the legal parent and were further adjusted to reflect the 10-for-1 common share consolidation.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT’D)

(f)	Conversion options (cont’d)

		Weighted-
		average
	Number	conversion price	Amount
	#	$	$
Balance, September 30, 2025	—	—	—
Granted	2,687,500	0.40	752,211
Balance, pre-Reverse Takeover	2,687,500	0.40	752,211
Share consolidation ratio	0.10	0.10	—
Balance, post-Reverse Takeover	268,750	4.00	752,211
Exercised	217,974	4.00	(209,486)
Fair value changes	—	—	(499,848)
Balance, December 31, 2025	486,724	4.00	42,877
Exercisable	486,724	4.00	42,877

The conversion options were valued at the grant date using a binomial option pricing model. The key inputs used to determine the issue-date fair value and the Q2 measurement-date fair value are presented below. These inputs reflect the terms on a pre-consolidation basis at issuance and on a post-consolidation basis as at the Q2 measurement date.

Instrument	Measurement	Measurement date	Expiry / maturity	Quantity	Spot price	Strike price
				#	$	$
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-06	2028-10-06	875,000	$0.40	$0.40
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-07	2028-10-07	62,500	$0.40	$0.40
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-08	2028-10-08	1,500,000	$0.40	$0.40
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-09	2028-10-09	250,000	$0.40	$0.40
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-06	2028-10-06	93,829	$2.30	$4.00
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-07	2028-10-07	6,699	$2.30	$4.00
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-08	2028-10-08	160,726	$2.30	$4.00
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-09	2028-10-09	26,777	$2.30	$4.00

Instrument	Measurement	Measurement date	Remaining term	Volatility	Risk-free rate	Dividend yield
			years	%	%	%
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-06	3.00	115%	4.18%	0.00%
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-07	3.00	115%	4.14%	0.00%
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-08	3.00	115%	4.13%	0.00%
Convertible Notes - Conversion Feature	Issue-date fair value	2025-10-09	3.00	115%	4.14%	0.00%
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-06	2.52	75%	4.30%	0.00%
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-07	2.52	75%	4.30%	0.00%
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-08	2.52	75%	4.30%	0.00%
Convertible Notes - Conversion Feature	Q2 measurement	2025-10-09	2.53	75%	4.30%	0.00%

22.	ACCOUNTS RECEIVABLE

In March 2025, Exanorth entered into a settlement agreement with a customer, as described in Note 21(a). Under this agreement, an amount of $3,064,555, corresponding to the invoiced amounts excluded VAT, was written off as a provision for settlement in fiscal 2024. As part of the terms of the settlement, Exanorth received equipment valued at $678,138 in March 2025.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and six-month periods ended March 31, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

22.	ACCOUNTS RECEIVABLE (CONT’D)

The remaining balance of $831,187, relating to VAT previously charged, was recognized as a receivable as at September 30, 2024, and was fully collected by September 30, 2025.

For the year ended September 30, 2025, the Company recognized trade receivables of $993,579. Included in trade receivables was $766,857, of which $613,486 was recognized in change in provision for uncollectible receivables. The remaining balance was collected during the period ended December 31, 2025.

Amount
$

Total outstanding invoiced balance (incl. VAT)	4,149,719
Allocated to mining assets and VAT recoverable	(119,000)
Loss on settlement	(134,977)
Provision for settlement	(2,386,417)
Balance as at September 30, 2024	1,509,325
Receipt of equipment	(678,138)
Collection of VAT receivable	(831,187)
Trade receivable	993,579
Provision for uncollectible receivables	(613,486)
Balance as at September 30, 2025	380,093
Collection of VAT receivable	(380,093)
Balance as at March 31, 2026	—

23.	PREPAIDS AND DEPOSITS

As at March 31, 2026, prepaids and deposits consisted of deposits and advance payments related to transformer and related equipment purchases, power infrastructure and electricity deposits, prepaid insurance, prepaid lease and hosting costs, and other prepaid operating costs. Current prepaids and deposits are expected to be expensed, applied against future services or refunded within twelve months. Non-current prepaids and deposits are expected to be capitalized into property, plant and equipment, applied against future infrastructure or equipment costs, or refunded beyond twelve months, depending on the nature of the underlying arrangement.

As at March 31, 2026, non-current prepaids and deposits included $3,282,089 related to the FAR Transformer Sales Agreement, consisting of $2,853,990 of convertible promissory note consideration and $428,099 of cash prepayments. These amounts are presented within prepaids and deposits until delivery, title transfer and acceptance of the related equipment, at which point they will be transferred to property, plant and equipment in accordance with IAS 16. Refer to Note 21(d) for further details of the FAR convertible promissory note.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

23.	PREPAIDS AND DEPOSITS (CONT’D)

A summary of prepaids and deposits as at March 31, 2026 and September 30, 2025 is as follows:

	March 31,	September 30,
	2026	2025
	$	$
Non-current portion:
Power infrastructure / prepaid electricity	1,605,424	1,590,551
	1,605,424	1,590,551
Current portion:
FAR Transformer and related equipment deposits	3,282,089	—
Power infrastructure / prepaid electricity	—	—
Prepaid insurance	1,290	42,899
Prepaid lease / hosting	25,478	5,630
Other prepaid expenses	3,219,568	23,506
	6,528,425	72,035
	8,133,849	1,662,586

24.	EQUITY

(a)	Authorized share capital

The Company is authorized to issue an unlimited number of common shares, with no par values.

Share issuances	Shares	Share capital
	#	$

Balance, pre-Reverse Takeover	477,022,330	113,775,486
Share consolidation ratio	0.10	1.00
Balance, post-Reverse Takeover	47,702,233	113,775,486

November 19, 2025	4,362,954	154,886
December 1, 2025	38,434	36,537
December 15, 2025	127,773	120,353
December 16, 2025	50,000	108,500
January 6, 2026	25,945	26,093
January 14, 2026	26,026	26,502
January 19, 2026	400,000	875,197
January 21, 2026	200,000	734,352
January 26 2026	25,000	54,700
March 6, 2026	995,000	2,318,350
Balance, March 31, 2026	53,953,365	118,230,956

(b)	Issued and outstanding share capital

During the six-month period ended March 31, 2026, the Company completed a brokered private placement of 375,000 units for gross proceeds of $1,500,000. Each unit comprised one common share and one common share purchase warrant, with each warrant exercisable to acquire one common share at an exercise price of $4.00 for two years from the date of issuance.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

24.	EQUITY (CONT’D)

(b)	Issued and outstanding share capital (cont’d)

Proceeds were allocated between the common shares and warrants based on their relative fair values, with $892,293 allocated to the warrant component and $607,707 allocated to share capital

During the period, the Company issued 5,942,610 common shares upon the settlement of vested RSUs for a non-cash increase in share capital of $14,701,711, representing the reclassification of amounts recognized in equity for share-based compensation. The Company also issued 175,000 common shares as a finder’s fee, increasing share capital by $700,000.

In November 2025, the Company completed a go-public transaction in Canada structured as a triangular amalgamation under the Business Corporations Act (British Columbia) with WBM Capital Corp. (“WBM”) and its wholly owned subsidiary, 1555476 B.C. Ltd, pursuant to an amalgamation agreement dated November 3, 2025. In connection with the transaction, the Company effected a 10-for1 consolidation of its common shares, resulting in a decrease in the number of issued and outstanding shares from 477,295,923 to 47,729,592, with no impact on total share capital.

Immediately prior to the transaction, WBM had 250,000 common shares issued and outstanding and issued an additional 4,112,954 common shares to settle indebtedness, resulting in 4,362,954 WBM common shares outstanding. Upon completion of the transaction, the consolidated share capital reflects the legal share capital of WBM.

Following the transaction, the Company issued 218,207 common shares upon the conversion of debt and 250,000 common shares upon the exercise of warrants, increasing share capital by $324,543 and $979,365, respectively.

As at March 31, 2026, the Company had 53,953,365 (2025 - 392,726,663 pre-consolidation or 39,272,666 post consolidation) common shares issued and outstanding with total share capital of $118,230,956 (2025 - $93,672,936).

Details regarding the shares issuances during the period are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Subscriptions	375,000	1.62	607,500	607,707
Exercised RSUs	5,942,610	2.47	n/a	14,701,710
Advisory shares	175,000	4.00	n/a	700,000
Shares issued for services	4,362,955	0.04	n/a	154,885
Excerised convertible debt	218,207	4.00	872,712	209,485
Excerised warrants	250,000	0.10	25,000	842,852
	11,323,772		1,505,212	17,216,640

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

24.	EQUITY (CONT’D)

(c)	Options (cont’d)

The Company has a stock option plan (the “Stock Option Plan”) under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

In connection with the reverse takeover transaction completed during the period, outstanding options were adjusted to represent rights to acquire common shares of the legal parent and were further adjusted to reflect the 10-for-1 common share consolidation. Accordingly, the number of options outstanding and the related weighted-average exercise prices presented below are shown on a post-consolidated basis. Comparative information is adjusted for the consolidation for comparability.

A summary of the stock options is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$

Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercised	(1,983,602)	0.05	(695,155)
Balance, September 30, 2025	9,080,333	0.16	2,209,233
Granted, November 19, 2025	1,600,000	0.40	521,422
Balance, pre-Reverse Takeover	10,680,333	0.22	2,730,655
Share consolidation ratio	0.10	0.10	1.00
Balance, post-Reverse Takeover	1,068,033	2.21	2,730,655
Balance, March 31, 2026	1,068,033	2.21	2,730,655
Exercisable	1,068,033	2.21	2,621,408

		Weighted-	Weighted-
March 31, 2026	Options	average exercise	average
Vesting Conditions	outstanding	price	remaining life
	#	$	$

Immediately	603,033	2.65	0.72
1/3 per year from grant date	305,000	0.50	0.10
Date of the corporation’s RTO	160,000	4.00	4.64
Outstanding, December 31, 2025	1,068,033	2.21	1.13
Exercisable, December 31, 2025	1,068,033	2.21	1.13

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

24.	EQUITY (CONT’D)

(c)	Options (cont’d)

The fair value of each share-based payment transaction was estimated on the date of the grant, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

19-Nov-25

Estimated stock price at time of grant	$4.00
Exercise price of the option	$4.00
Number of period to exercise, in year	5.00
Compounded risk-free rate	2.73%
Expected volatility	115%
Dividend yield	0%

(d)	Convertible debt conversion feature

The Company issued conversion options in connection with the senior secured loan discussed in Note 21(c).

The conversion option issued in connection with the senior secured loan was classified as an equity component and recorded in debenture reserve. The equity component was measured at its grant-date fair value and is not subsequently remeasured. During the period, the Company recognized $6,939,401 in debenture reserve related to the senior secured loan conversion feature, consisting of $1,400,787 related to the initial conversion option and $5,538,614 related to the second conversion option.

In connection with the reverse takeover transaction completed during the period, conversion rights were adjusted to represent rights to acquire common shares of the legal parent and were further adjusted to reflect the 10-for-1 common share consolidation.

The fair value of the senior secured loan conversion feature was estimated at the grant dates using a binomial option pricing model with the following assumptions:

Instrument	Measurement date	Expiry / maturity	Quantity	Spot price	Strike price
			#	$	$
JGB Loan - Initial Conversion Feature	2025-06-27	2028-06-27	5,000,000	$0.40	$0.40
JGB Loan - Second Conversion Feature	2025-10-20	2028-06-27	20,612,500	$0.40	$0.40

Instrument	Measurement date	Remaining term	Volatility	Risk-free rate	Dividend yield
		years	%	%	%
JGB Loan - Initial Conversion Feature	2025-06-27	3.00	115%	4.29%	0.00%
JGB Loan - Second Conversion Feature	2025-10-20	2.69	115%	4.00%	0.00%

25.	CONTINGENT LIABILITIES

In addition to the matter outlined in Note 20, the Company is involved in the following legal proceedings:

The Company filed a lawsuit against its former CEO, for employment-related matters. The Company seeks to cancel the issuance of shares and other equity instruments in the Company.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

25.	CONTINGENT LIABILITIES (CONT’D)

The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

On February 7, 2024, a lawsuit was filed in North Dakota against the Company alleging breach of an unsigned employment contract, with claims totaling $1,258,567 plus interest and costs. The Company is contesting the matter, and the outcome cannot presently be determined.

On May 14, 2025, a construction lien dispute was filed in North Dakota seeking $131,545 for work performed prior to the Company’s property acquisition. The claim has since been settled, pursuant to an agreement signed on October 29, 2025. For further details, refer to Note 27.

Management has concluded that the outcome of these proceedings, with the exception of the matter settled on October 29, 2025, cannot be determined and no provisions have been recorded.

26.	FINANCIAL INSTRUMENTS

(a)	Classes and categories of financial instruments and their fair values

The following table combines information about: (i) Classes of financial instruments based on their nature and characteristics, (ii) The carrying amounts of financial instruments, (iii) Fair values of financial instruments, and (iv) Fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable: (i) Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities, (ii) Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and (iii) Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets

		FVTPL -
March 31,		mandatorily		FVOCI -	Amortized
2026	Level	measured	FVOCI	designated	cost
	#	$	$	$	$

Restricted cash	N/A	—	—	—	2,000,000
Derivative financial asset	Level 2	—	—	—	1,571,516
Cash held in trust	N/A	—	—	—	2,359,266
Cash and cash equivalents	N/A	—	—	—	832,680
		—	—	—	6,763,462

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

26.	FINANCIAL INSTRUMENTS (CONT’D)

(a)	Classes and categories of financial instruments and their fair values (cont’d)

Financial assets (cont’d)

		FVTPL -
September 30,		mandatorily		FVOCI -	Amortized
2025	Level	measured	FVOCI	designated	cost
	#	$	$	$	$

Restricted cash	N/A	—	—	—	2,000,000
Cash held in trust	N/A	—	—	—	2,973,500
Cash and cash equivalents	N/A	—	—	—	2,501,986
		—	—	—	7,855,579
		—	—	—	15,711,158

Financial liabilities

			FVTPL -
March 31,		FVTPL -	mandatorily	Amortized
2026	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A	—	—	9,638,278
Settlement liability	N/A	—	—	2,203,613
Contingent consideration payable	Level 3	—	1,760,547	—
Lease liability	N/A	—	—	1,892,265
Related party advances	N/A	—	—	152,203
Loans payable	N/A	—	—	6,288,678
Convertible debentures	N/A	—	—	1,692,586
Derivative liability	Level 2	—	5,259,901	—
		—	7,020,448	21,867,623

			FVTPL -
September 30,		FVTPL -	mandatorily	Amortized
2025	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A	—	—	7,309,701
Settlement liability	N/A	—	—	2,863,865
Contingent consideration payable	Level 3	—	1,760,547	—
Lease liability	N/A	—	—	—
Related party advances	N/A	—	—	150,794
Loans payable	N/A	—	—	16,236,880
Convertible debentures	N/A	—	—	1,568,220
		—	1,760,547	28,129,460

(b)	Transfers

There were no transfers between Level 1, 2 and 3 during the current or prior period.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

26.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining adequate cash and cash equivalents, monitoring expected operating cash flow against budget, and managing the maturity profile of its financial liabilities. The Company’s principal sources of liquidity at March 31, 2026 are operating cash flow from Bitcoin mining, available cash and cash equivalents of $832,680, and the digital-currency holdings of $3,912,657 (58.93 BTC).

The Company’s principal financial liabilities are the JGB senior secured loan (Note 21(c); contractual undiscounted balance of $25,405,000 maturing through June 27, 2028), the convertible promissory notes (Note 21(d)), the lease liabilities (Note 21(b)) and trade and other payables.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company’s exposure to liquidity risk is $31,535,706 as at March 31, 2026 (2025 – $29,890,007), for which the Company has cash of $5,191,946 on hand to satisfy its liabilities (2025 – $5,475,486). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. Allowance for doubtful accounts of nil was recorded in the period ended March 31, 2026 (fiscal 2025 - $613,486) (see Note 22).

Cash and cash equivalents and restricted cash are held with reputable financial institutions. Counterparty exposure is monitored and considered low. Cash held in trust represents amounts held with the Company’s lawyers which is restricted as per the loan agreement and are current in nature. Digital currencies are not financial assets and are outside expected credit loss measurement. Credit exposure is considered low as the Company extracts digital currencies from its mining pool on a daily basis.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

26.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Prepaids and deposits consist of advances to vendors and refundable deposits. Counterparties are assessed and monitored, and no loss allowance has been recognized.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency. Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities.

The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate and as when required. The effectiveness of these hedging instruments is assessed regularly. However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

26.	FINANCIAL INSTRUMENTS (CONT’D)

(c)	Financial risk management (cont’d)

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held. To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

Management reviews recoverability regularly. As of March 31, 2026, 58.93 Bitcoin equivalent to $3,912,657 is held in private wallets (September 30, 2025 – 7.61 Bitcoin equivalent to $753,211) (Note 12).

27.	CAPITAL MANAGEMENT

The Company defines capital as its equity. The Company’s objective when managing capital is: (i) to safeguard the ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits to other stakeholders; and (ii) to provide an adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk. The Company sets the amount of capital in proportion to the risk. The Company manages its capital structure and adjusts in light of the changes in economic conditions and the characteristic risk of underlying assets.

The Company is subject to externally imposed capital requirements under Section 6.12 of the JGB Loan and Guaranty Agreement. As described in Note 21(c), these requirements include financial covenants relating to minimum cash, minimum trailing-three-month EBITDA, and minimum trailing-three-month consolidated revenue. The Company manages capital in light of these covenants by monitoring actual and forecast liquidity and operating results, aligning expenditures and capital commitments with forecast cash flows, and considering financing, refinancing, asset sales, waiver, amendment or other alternatives when necessary.

As at March 31, 2026, the Company was in compliance with the minimum cash covenant and the minimum trailing-three-month consolidated revenue covenant. The Company obtained a waiver from the Lenders for the minimum trailing-three-month EBITDA covenant for the period ended December 31, 2025.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)
Notes to the interim condensed consolidated financial statements
For the three and six-month periods ended March 31, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

27.	CAPITAL MANAGEMENT (CONT’D)

As at the latest practicable date prior to refiling, the Company was in compliance with the minimum cash covenant and the minimum trailing-three-month consolidated revenue covenant.

To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares, or sell assets to reduce debt. The Company’s objective is met by retaining adequate liquidity to provide for the possibility that cash flows from assets will not be sufficient to meet operational, investing, and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended March 31, 2026 and 2025.

28.	SUBSEQUENT EVENTS

(a)	Re-performance of IFRS classification analysis for the JGB financing

Subsequent to March 31, 2026, in connection with the BCSC review and following identification of internal inconsistencies in the disclosure of the senior secured loan, management is re-performing the IFRS classification analysis for the host loan, the embedded conversion feature, the JGB First Warrants, the JGB Second Warrants and the related ratchet issuance provisions, with support from an external IFRS specialist and SRCO Professional Corporation (the Company’s auditors). The corrected analysis may result in (i) the reclassification of one or more components of the senior secured loan and (ii) a determination under IAS 8 of whether prior-period error correction is required for the September 30, 2025 Bitzero Blockchain Inc. annual financial statements. See Note 21(c).

(b)	JGB loan activity

Subsequent to March 31, 2026, the Company continued to make scheduled payments under the JGB financing arrangement. From January 2026 through April 2026, the Company received monthly payment requests from the JGB Agent totaling approximately $2,616,577, consisting of $1,216,577 of interest and $1,400,000 of principal paydowns.

Management continues to assess covenant compliance under the JGB financing arrangement. The Company obtained a waiver from the Lenders in respect of the minimum trailing-three-month EBITDA covenant for the period ended December 31, 2025.

As at March 31, 2026 and the date of this MD&A, the Company was in compliance with the minimum cash balance covenant and the minimum trailing-three-month consolidated revenue covenant. Refer to Note 21(c) to the interim condensed consolidated financial statements.

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